March 10, 2005


Mail Stop 03-06

Oren B. Azar
Associate General Counsel and Secretary
100 East Wisconsin Avenue
Suite 2780
Milwaukee, Wisconsin 53202

Re:	Joy Global Inc.
      Amendment No. 2 to Registration Statement on Form S-3
      Filed March 4, 2005
		File No. 333-121569

Dear Mr. Azar:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-3

Exhibits
1. Please file a currently dated consent with the amendment to be declared effective.

Exhibit 5.1
2. We note your response to comment 10. Please supplementally confirm that all initial purchasers of securities registered under the registration statement, and all subsequent transferees of those securities from those initial purchasers or their transferees, may rely on the opinion. Alternatively, please revise the opinion to remove the limiting language.

Form 10-Q for Quarter Ended January 29, 2005

Part II

Item 4.  Controls and Procedures
3. We note your disclosure that your CEO and CFO concluded that your disclosure controls and procedures were effective as of October 30,
2004, rather than as of the end of the period covered by this quarterly report. Please amend your report to disclose management`s conclusion as to the effectiveness of your disclosure controls and procedures as of January 29, 2005.
4. We note your disclosure that your "Chief Executive Officer and Chief Financial Officer have concluded that... [y]our disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by [you] in the reports that [you] file or submit under the Exchange Act." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).
5. Please revise the language used in your disclosure concerning changes in your internal control over financial reporting to indicate whether there was any change to your internal control over financial reporting that has materially affected, or that is reasonably likely to materially affect, your internal control over financial reporting, consistent with the language used in amended Item 308(c) of Regulation S-K.



* * * * *


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.


      You may contact Traci Hornfeck at (202) 824-5565 or Gary Todd at (202) 942-2862 if you have questions regarding comments on the financial statements and related matters. Please contact Mary Beth Breslin at (202) 942-2914 or me at (202) 942-7924 with any other questions.


Sincerely,



							David Ritenour
      Special Counsel

cc (via fax):	Keith S. Crow, Esq.


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Joy Global Inc.
March 10, 2005
Page 1